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05044796

SECURITIES
W.


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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-35447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inter-Market Capital Corporation (A Wholly Owned Subsidiary of Inter-Market Financial Corp.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Sands Point Road
(No. and Street)

Port Washington	New York	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Z. Weitz, CPA (516) 299-5200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Z. Weitz, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

45 Glen Cove Road	Greenvale	New York	11548
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 12/30/05

OATH OR AFFIRMATION

I, Louis Z. Weitz, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inter-Market Capital Corporation (A Wholly Owned Subsidiary of Inter-Market Financial Corporation), as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Certified Public Accountant

Title

Notary Public

PHILIP A. BELLIA
Notary Public, State of New York
No. 01BE6062526
Qualified in Nassau County
Commission Expires August 13, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INTER-MARKET FINANCIAL CORPORATION)
(SEC I.D. No. 8-35447)

STATEMENTS OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL
*****

Filed pursuant to Rule 17a-5(e)(3)
as a Public Document


LOUIS Z. WEITZ, CPA, PLLC
Certified Public Accountants

INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INTER-MARKET FINANCIAL CORPORATION)

Table of Contents

This report contains (check all applicable boxes):



LOUIS Z. WEITZ, CPA, PLLC
Certified Public Accountants
45 Glen Cove Road
Greenvale, NY 11548

LOUIS Z. WEITZ, CPA
PHILIP A. BELLIA

TEL: (516) 299-5200
FAX: (516) 299-5300
Email: louis@weitzcpa.com

INDEPENDENT AUDITORS' REPORT

Inter-Market Capital Corporation
(A Wholly-Owned Subsidiary of
Inter-Market Financial Corporation)
Port Washington, New York

We have audited the accompany statement of financial condition of Inter-Market Capital Corporation (A Wholly-Owned Subsidiary of Inter-Market Financial Corporation), as of September 30, 2005, and the related statement of income, statement of comprehensive income and accumulated other comprehensive income (loss), changes in stockholders' equity, cash flows, and net capital computation for the year then ended. These financial statements are the responsibility of the organization's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inter-Market Capital Corporation (A Wholly–Owned Subsidiary of Inter-Market Financial Corporation) as of September 30, 2005 and the results of its operations and the changes in its financial position for the year then ended in conformity with generally accepted accounting principles.

Louis Z. Weitz, CPA, PLLC

October 17, 2005

INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INTER-MARKET FINANCIAL CORPORATION)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

Assets

Assets		
Cash and Cash Equivalents (*Note 1b*)	$	169,658
Investments (*Note 5*)		24,675
		194,333
Non-Allowable Assets		
Due From Parent		78,766
Prepaid Expenses		898
Non – Marketable Securities *(Note 5)*		55,800
		135,464
	$	329,797

Liabilities and Stockholders' Equity

Liabilities		
Deferred Taxes *(Note 6)*	$	3,963
Stockholders' Equity		
Common Stock, No Par Value - 100 Shares Authorized, Issued and Outstanding		10,100
Stockholders' Equity		298,350
Accumulated Other Comprehensive Income Unrealized Gain on Investments		17,384
		325,834
	$	329,797

The accompanying notes are an integral part of the financial statements.

INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INTER-MARKET FINANCIAL CORPORATION)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2005

1. Summary of Significant Accounting Policies

a. Type of Organization

Inter-Market Capital Corporation (the "Company) was incorporated in the State of New York on November 25, 1985 and is registered as a broker-dealer. The Company engages in the private placement of debt investments secured by leases and leased equipment. The Company is a wholly-owned subsidiary of Inter-Market Financial Corporation (the "Parent").

b. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

c. Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimate and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

d. Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts.

2. Related Party Transactions

Pursuant to a management agreement (the "Agreement") dated October 1, 1997, the Parent provides all support services for the Company including, among others, salaries, office space, legal and utilities in the normal course of its business.

The company pays a management fee to the Parent equal to the lesser of 50% of the Company's net income or the Parent's total expenses per month, only to the extent that the Company realizes a quarterly net profit before tax of at least $1,000 and such charges would not cause the Company to be in violation of the Net Capital Rule (see Note 3).

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the Rule also provides that equity capital may not be withdrawn nor cash dividends paid it he resulting net capital ratio exceeds 10 to 1). At September 30, 2005, the Company had net capital of $186,249 which was $181,249 in excess of the minimum net capital requirements and its net capital ratio was 0.02 to 1.



INTER-MARKET CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INTER-MARKET FINANCIAL CORPORATION)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED SEPTEMBER 30, 2005

4. Income Taxes

Income Taxes consist of following:

Federal	$10,004
New York State	4,377
	$14,381

5. Investments

Investments classified as available for sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company periodically reviews its investments in non-marketable equity securities for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary.

Investments classified as available for sale consist of the following at September 30, 2005:

Cost	$	27,144
Market		80,475
Unrealized Gain	$	53,331

6. Deferred Taxes

Deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes, primarily unrealized gains or losses.

7. Commitments and Contingencies

At the present time, the company has no commitments or contingencies.

8. Concentration of Credit Risk

The company maintains its cash balances in a financial institution in the United States of America. The balances in the United States of America are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution. At September 30, 2005 the Company's uninsured cash balances, per bank records, are approximately $70,000.



AFFIRMATION

I, Alwyn V. H. Farey-Jones, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Inter-Market Capital Corporation (a wholly-owned subsidiary of Inter-Market Financial Corporation) for the year ended September 30, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Alwyn V H Farey-Jones 11/23/05
Signature Date

President
Title

Louis Z. Weitz
Notary Public

LOUIS Z. WEITZ
NOTARY PUBLIC, State of New York
No. 24-4211870
Qualified in Kings County
Commission Expires April 30, 20 07



LOUIS Z. WEITZ, CPA, PLLC
Certified Public Accountants
45 Glen Cove Road
Greenvale, NY 11548

LOUIS Z. WEITZ, CPA

PHILIP A. BELLIA

TEL: (516) 299-5200
FAX: (516) 299-5300
Email: louis@weitzcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Inter-Market Capital Corporation
A Wholly-Owned Subsidiary of
Inter-Market Financial Corporation
Port Washington, New York

In planning and performing our audit of the financial statements of Inter-Market Capital Corporation, a wholly-owned subsidiary of Inter-Market Financial Corporation, for the year ended September 30, 2005 we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including test of compliance with such practice and procedure) followed by Inter-Market Capital Corporation that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



October 17, 2005